UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

VIVO VENTURES INVESTMENT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of CVM Resolution No 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that Vivo Ventures, a Corporate Venture Capital fund created by the Company together with Telefónica Open Innovation, S.L. (Unipersonal), has committed to acquire a shareholding position in the amount of R$25 million (twenty-five million reais) in Conexa Health LLC, the controlling company of Conexa Saúde Serviços Médicos S.A. ("Conexa").

Conexa is the largest independent telemedicine platform in Latin America and a digital health ecosystem that connects patients, professionals, businesses, and insurers using up-to-date technology, with the goal of levelling access to quality healthcare. Recently, Conexa announced a merger with Zenklub, a digital services company for emotional health and wellness, that is still pending approval by competition authorities.

This is the fourth investment made by Vivo Ventures since it was created in April 2022. The investment aims to strengthen the Company's presence as a hub for digital services, including the health and wellness segment.

São Paulo, December 13, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 13, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director